



11022215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 -65388

8-67783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/1/2010___ AND ENDING ___6/30/11___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OptionVue Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___950 Technology Way, Suite 125___
(No. and Street)

___Libertyville___   ___Illinois___   ___60048___
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Harry Bloch___

___203-329-0626___
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – if individual, state last, first, middle name)

5918 W. Courtyard Drive Suite 500   **Austin**   **Texas**   **78730**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, <u>Harry Bloch</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>OptionVue Securities Corp.</u>, as of <u>June 30</u>, 20<u>10</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>NONE</u>

Signature

CFO
Title

Notary Public

ALIONKA MARTINEZ
Notary Public
State of Connecticut
My Commission Expires January 31, 2014

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

OPTIONVUE SECURITIES CORPORATION
(A Development Stage Company)

Financial Statements
June 30, 2011

(With Independent Auditors' Report Thereon)

OPTIONVUE SECURITIES CORPORATION
(A Development Stage Company)
Index to Financial Statements and Supplemental Schedule
June 30, 2011


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
OptionVue Securities Corporation:

We have audited the accompanying statement of financial condition of OptionVue Securities Corporation (A Development Stage Company) as of June 30, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the period from October 26, 2006 (Inception) to June 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OptionVue Securities Corporation (A Development Stage Company) as of June 30, 2011, and the results of its operations and its cash flows for the year then ended and the period from Inception to June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accumulated deficit during the developmental stage for the period from Inception to June 30, 2011 is $1,079,754.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
August 19, 2011

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE · SPOKANE

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Devlopment Stage Company)
Statement of Financial Condition
June 30, 2011

Assets

Cash and cash equivalents	$	7,546
Total assets	$	7,546

Stockholder's equity

Common stock, voting, 1,000,000 shares authorized,		
241,000 shares issued and outstanding	$	20,000
Additional paid-in capital		1,067,300
Deficit accumulated during the development stage		(1,079,754)
Total stockholder's equity	$	7,546

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Operations
For the Year Ended June 30, 2011, and the Period
from October 26, 2006 (Inception) to June 30, 2011

	Year Ended June 30, 2011	Inception to June 30, 2011
Revenues		
Interest	$ -	$ 1,572
Other revenue	1,503	1,491
Total revenues	1,503	3,063
Expenses		
Payroll and benefits	-	816,510
Management fees	-	115,071
Professional fees	21,500	99,359
Registration fees	300	41,510
Insurance	-	2,507
Other expenses	12	7,860
Total expenses	21,812	1,082,817
Net loss	$ (20,309)	$ (1,079,754)

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total
Balances at October 26, 2006	$ -	$ -	$ -	$ -
Sale of stock	20,000	-	-	20,000
Capital contributions	-	130,000	-	130,000
Net loss	-	-	(82,567)	(82,567)
Balances at July 1, 2007	20,000	130,000	(82,567)	67,433
Capital contributions	-	90,000	-	90,000
Net loss	-	-	(149,697)	(149,697)
Balances at July 1, 2008	20,000	220,000	(232,264)	7,736
Capital contributions	-	512,000	-	512,000
Net loss	-	-	(515,133)	(515,133)
Balances at July 1, 2009	20,000	732,000	(747,397)	4,603
Capital contributions	-	313,500	-	313,500
Net loss	-	-	(312,048)	(312,048)
Balances at June 30, 2010	20,000	1,045,500	(1,059,445)	6,055
Capital contributions	-	21,800	-	21,800
Net income	-	-	(20,309)	(20,309)
Balances at June 30, 2011	$ 20,000	$ 1,067,300	$ (1,079,754)	$ 7,546

See notes to financial statements and independent auditors' report.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Statements of Cash Flows
For the Year Ended June 30, 2011, and the Period
from October 26, 2006 (Inception) to June 30, 2011

	Year Ended June 30, 2011	Inception to June 30, 2011
Cash flows from operating activities:		
Net loss	$ (20,309)	$ (1,079,754)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities	-	-
Net cash used in operating activities	(20,309)	(1,079,754)
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Capital stock	-	20,000
Contributions of capital	21,800	1,067,300
Net cash provided by financing activities	21,800	1,087,300
Net increase in cash and cash equivalents	1,491	7,546
Cash and cash equivalents at beginning of period	6,055	-
Cash and cash equivalents at end of period	$ 7,546	$ 7,546

Supplemental disclosures of cash flow information:

Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See notes to financial statements and independent auditors' report.

Note 1 - Organization and Operation

OptionVue Securities Corporation (Company) was incorporated in the State of Illinois on October 26, 2006 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in May 2009 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of OptionVue, Inc. ("Parent"). The Company operates under the provisions of paragraph K (2) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that rule. The Company's customers will consist of individuals located throughout the United States of America.

The Company's activities from October 26, 2006 (inception) through June 30, 2011 primarily consisted of establishing its facilities, recruiting personnel, developing business activities, financial planning, and raising capital. Accordingly, the Company is considered a development stage enterprise for accounting purposes.

The Company has entered into a clearing agreement with a clearing broker-dealer as well as a secondary clearing agreement. The agreements have an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 2 - Significant Accounting Policies

Basis of Accounting - These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash Equivalents - The Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Financial instruments and credit risk - Financial instruments that potentially subject the Company to credit risk include cash deposits. The Company's cash balances did not exceed federally insured limits at June 30, 2011.

Fair Value of Financial Instruments - The Company's financial instruments consist principally of cash. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The Company believes all of the financial instruments' recorded values approximate current market values.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2011
(continued)

Recent Accounting Pronouncements - Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations and cash flows.

Income Taxes - The Company files a consolidated income tax return with its Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification 740. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review - The Company evaluates events that occur subsequent to the balance sheet date, but before financial statements are issued, for possible adjustment to the financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are available for issuance. For the financial statements as of and for the periods ending June 30, 2011, this date was August 19, 2011.

Note 3 - Liquidity and Capital Resources

The Company has had no revenue and an accumulated deficit of $1,079,754 for the period from inception (October 26, 2006) through June 30, 2011. The Company's principal business objective for the next 12 months and beyond is to work with Track Data Corporation to develop the business. There can be no assurance that the Company will ever achieve or sustain profitability or positive cash flow from operations. To date, the Company has funded its activities primarily through capital contributions from the parent company.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2011, the Company had net capital in excess of minimum requirements and net capital requirements of $2,546 and $5,000, respectively. The Company's net capital ratio was 0 to 1 at June 30, 2011.

Note 5 - Equity

In October 2006, the Parent invested $20,000 for 100,000 shares of the Company and is the sole shareholder of the Company. The Parent has contributed capital to the Company of $130,000, $90,000, $512,000, $313,500 and $21,800 in fiscal years 2007, 2008, 2009, 2010, and 2011, respectively.

OPTIONVUE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of OptionVue, Inc.)
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2011
(continued)

Note 6 - Income Taxes

OptionVue Securities Corporation pays federal income taxes as a corporation. OptionVue, Inc. recognized 100% of the taxable income of OptionVue Securities Corporation and files a consolidated return.

The reconciliation of income taxes computed at the U.S. federal statutory tax rates of 15% to 2011 income tax expense is:

Taxes (benefit) computed at federal statutory rate	$	3,046
Increases in taxes resulting from:		
Change in valuation allowance		(3,046)
Total	$	-

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows:

Deferred tax assets:		
Losses	$	161,963
Total deferred tax assets		161,963
Valuation allowance		(161,963)
Net deferred tax asset	$	-

The Company has an operating loss carryforward of approximately $1.1 million.

Note 7 - Related Party

There is a management service agreement between OptionVue Systems International Inc. (OVSI) and the Company. Under the agreement, OVSI provides administrative services for invoicing, collecting, bookkeeping and related services. Such services are performed by such appropriately qualified and experienced personnel as OVSI may designate. OVSI also provides the Company with office space, electricity, telephone service, computers, internet access and other typical office facilities and services as the Company may require. The Company was no longer operating during the year-ended June 30, 2011, and were not charged for or utilized any management services from OVSI.

Note 8 - Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At June 30, 2011, the Company was not involved in any litigation or active legal actions.

Schedule I

OPTIONVUE SECURITIES CORPORATION

Computation of Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2011

Total stockholder's equity qualified for net capital	$	7,546
Deductions and/or charges		
Non-allowable assets:		
Other assets		-
Total deductions and/or charges		-
Net capital before haircuts on securities		7,546
Haircuts on securities		-
Net capital	$	7,546
Aggregate indebtedness		
Accured expense and other liabilities	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	2,546
Ratio of aggregate indebtedness to net capital		0 to 1

See notes to financial statements and independent auditors' report.


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Stockholder of
OptionVue Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of OptionVue Securities Corporation (A Development Stage Company) (the Company), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

August 19, 2011
Austin, Texas